THE ALKALINE WATER COMPANY INC.
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

February 5, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Mesdames:

Re: The Alkaline Water Company Inc. Application for Withdrawal of Registration Statement on Form S-4 File No. 333-234615

 Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), The Alkaline Water Company Inc. (the "Company") hereby applies for the withdrawal, effective immediately, of the Registration Statement on Form S-4, together with all exhibits thereto, (File Number 333-234615) (collectively, the "Registration Statement"), originally filed by the Company with the United States Securities and Exchange Commission (the "Commission") on November 8, 2019, as amended on January 6, 2020.

 The Registration Statement is being withdrawn because on February 4, 2020, the Company terminated the Agreement and Plan of Merger (the "Merger Agreement") that it had entered into with AQUAhydrate, Inc. and AWC Acquisition Company Inc., a wholly-owned subsidiary of the Company, on September 9, 2019 as amended. The Company terminated the Merger Agreement pursuant to Section 7.2(a) of the Merger Agreement as the merger had not been consummated on or before January 31, 2020. The Registration Statement has not been declared effective by the Commission and the Company represents that no securities have been sold pursuant to the Registration Statement. The Company requests that the Commission consents to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

 The Company respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future registration statement(s).

 Please contact our counsel, Clark Wilson LLP, Attn: Virgil Z. Hlus, at (604) 891-7707 with any questions you may have concerning this application.

Sincerely,

THE ALKALINE WATER COMPANY INC.

/s/ Richard A. Wright
Richard A. Wright
President, Chief Executive Officer and Director